Chief Financial Officer

December 1st, 2008

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2007 File No. 001-10220

Mr.  H.  Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

Dear Mr.  Schwall:

Thank you for your letter dated November 5, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Repsol YPF, S.A.  (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s November 5, 2008 comment letter in bold text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; or Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

Paseo de la Castellana, 278-280
28046 Madrid, Spain

Tel: + 34 917 531 494
Fax: + 34 902 555 076
framirez@repsol.com

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Information on Repsol YPF, page 10

Oil and Gas Reserves, page 17

1.
We note your proved reserves here as well as your statement on page 26, "The reserves estimated are typically expressed as gross and net reserves.  Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end.  Net reserves are defined as that portion of the gross reserves attributable to the interest of Repsol YPF after deducting interests owned by third parties."  Please advise us whether your net proved reserve volumes presented here do include the royalty interests due to the host government or others.  If they do, advise of the amounts and why you believe that it is appropriate to include those amounts in your reserve volumes.  Please refer to the last sentence in paragraph 10 of FAS 69.

We supplementally advise the Staff that with respect to certain reserves in foreign countries where the company takes legal title of the oil and the royalty and/or taxes can be paid in-cash and the government has formally elected to receive payment in cash, Repsol YPF’s share of production and proved reserves are reported including these royalty interests.  Because in these cases the respective host government has formally elected to receive a cash payment in respect of the income generated by volumes commercialized (rather than receive a portion of the oil and gas produced as a royalty payment in kind), we do not believe that such royalty interests constitute an interest in the property for purposes of the last sentence of paragraph 10 of FAS 69.  Such in-cash payments are treated as a production cost in the qualifying proved reserve economic limit test.  Repsol YPF estimates that approximately 233 million barrels of oil equivalent included in Repsol YPF's estimated net proved reserves as of December 31, 2007 relate to the cash royalty interests of such foreign governments.

We further supplementally advise the Staff that, with the exception of the reserves referred to in the prior paragraph, all of Repsol YPF’s reported net proved reserve volumes are presented net of royalty interests due to host governments or others.

Gross/ Net Exploratory Wells as of December 31, 2007, page 31

2.
We note the absence of your development drilling activities for each of the prior three years as prescribed by SEC Industry Guide 2, paragraph 6A.(ii).  However, we note that these information is provided in the Form 20-F of YPF Sociedad Anónima, your subsidiary.  Please explain this discrepancy to us.

We acknowledge the Staff’s comment and include below tables showing the number of development wells drilled by us, or in which we participated, for each of the last three fiscal years by appropriate geographic areas:

	Total	Spain	North Africa and Middle East	Argentina	Rest of Latin America	Rest of the World

Year ended Dec 31, 2007
Gross
Oil	724	-	25	622	76	1
Gas	96	-	9	75	12	-
Dry	16	-	-	14	2	-
Total	836	-	34	711	90	1

Net
Oil	507	-	6	488	13	-
Gas	60	-	3	51	6	-
Dry	13	-	-	13	-	-
Total	580	-	9	552	19	-

Year ended Dec 31, 2006
Gross
Oil	819	-	38	703	78	-
Gas	54	-	8	42	4	-
Dry	13	-	-	12	1	-
Total	886	-	46	757	83	-

Net
Oil	602	-	8	580	14	-
Gas	20	-	2	15	3	-
Dry	10	-	-	10	-	-
Total	632	-	10	605	17	-

Year ended Dec 31, 2005
Gross
Oil	737	-	29	632	76	-
Gas	38	-	3	34	1	-
Dry	21	-	-	18	3	-
Total	796	-	32	684	80	-

Net
Oil	521	-	7	485	29	-
Gas	18	-	1	17	-	-
Dry	17	-	-	16	1	-
Total	556	-	8	518	30	-

We further advise the Staff that we will disclose in a similar manner our development drilling activities for each of the prior three fiscal years in future filings.

Algeria, page 36

3.
We note that the Gassi Touil project was terminated by the Algerian national oil company.  Please explain to us if you had booked proved reserves attributable to this project and, if so, the amount that were removed as a result of the termination of the project.

We supplementally advise the Staff that Repsol YPF has not booked proved reserves attributable to this project.  Consequently, no proved reserves were removed as a result of the termination of the project.

Brazil, page 39

4.
We note your statement here, "Total proved and probable oil reserves at 2007 year-end were estimated at 464 million barrels," as well as those on page 41: “These activities will permit a more precise evaluation of the resources discovered, determined by a preliminary estimate to be approximately 2 trillion cubic feet (56 billion cubic meters)," and "In December 2007, West Siberian Resources (WSR), a company in which Repsol YPF holds a 10% stake...  whose principal assets ...  two production licenses in Kazakhstan and Tarstan, which have 100 million barrels of oil in proved and probable reserves." Disclosure of reserves other than proved is not permitted in filings with the Commission.  Please refer to paragraphs 1(b)(ii) and (iii) of the Instructions to Item 4.D.  of Form 20-F.  Please affirm to us that you will comply with the requirements of Form 20-F.

We supplementally advise the Staff that probable reserve amounts were not presented in the 2007 Form 20-F except where we expressly so indicate by using the term "probable" to refer to such reserves.  We acknowledge the Staff’s comment and affirm to the Staff that we will not disclose estimates of oil or gas reserves in future filings unless such reserves are proved.

We further confirm to the Staff that we will comply with all other applicable requirements of Form 20-F.